March 15, 2006

Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Edward M. Kelly
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	China BAK Battery, Inc.
Pre-effective Amendment 1 to Registration Statement on Form SB-2
Filed February 3, 2005
File No. 333-130247

Dear Ms. Hardy and Mr. Kelly:

          This letter responds to the Staff’s letter of comment, dated February 10, 2006, regarding Amendment No. 1 to the Registration Statement on Form SB-2 filed by China BAK Battery, Inc. on December 9, 2005.  Responses to comments correspond to the numbering used in the comment letter.

Selling Stockholders, page 43

1.

Refer to prior comments 2 and 3.  Expand the disclosures in footnotes (10), (20), and (23) to describe briefly how the selling stockholders acquired the securities “prior to the consummation of the private placement on September 16, 2005” that are being offered for resale.

Response:

We have modified the disclosure in accordance with the Staff’s comment.

Jennifer R. Hardy
Edward M. Kelly
March 15, 2006

2.	We are unable to locate the response to prior comment 4. Thus, we reissue the comment to disclose how China BAK Battery will use the proceeds that it will receive upon the warrants’ exercise.

Response:

Please see the third paragraph under “Management’s Discussion and Analysis of Results of Operation and Financial Condition—Overview.”

3.

Refer to prior comment 7.  As requested previously, clarify in footnotes (7) and (12) whether Messrs. David Hokin and Alex Litowitz have sole or shared voting and investment control over the securities.  If Messrs. Hokin and Litowitz share voting and investment control, identify the natural person or persons with whom each shares the control.

Response:

We have modified the disclosure in accordance with the Staff’s comment.

Very truly yours,

Robin H. Bradford